Exhibit 99.2

SATIXFY COMMUNICATIONS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023

SATIXFY COMMUNICATIONS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2023

TABLE OF CONTENTS

Unaudited Interim Condensed Consolidated Statements of Financial Position	2-3
Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss	4
Unaudited Interim Condensed Consolidated Statements of Cash Flows	5

The amounts are stated in thousands of USD

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of USD)

	September 30,	September 30,	December 31,
	2023	2022	2022

ASSETS:
CURRENT ASSETS:
Cash and cash equivalents	6,190	18,807	11,934
Trade accounts receivable	1,138	2,226	1,295
Contract assets	5,362	4,059	5,035
Prepaid expenses and other	1,740	1,853	3,648
Government departments and agencies receivables	6,495	3,778	6,156
Related parties	90	93	157
Derivatives FPA	-	-	12,775
Inventory	1,008	989	831
Total current assets	22,023	31,805	41,831

NON-CURRENT ASSETS:
Right-of-use assets, net	2,221	2,896	2,794
Property, plant and equipment, net	1,543	1,372	1,643
Investment in Jet Talk	1,585	2,058	1,777
Long term deposits	198	275	203
Derivatives FPA	-	-	28,077
Total non-current assets	5,547	6,601	34,494

TOTAL ASSETS	27,570	38,406	76,325

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of USD)

	September 30,	September 30,	December 31,
	2023	2022	2022

LIABILITIES AND SHAREHOLDERS’ DEFICIT:
CURRENT LIABILITIES:
Trade payables	1,951	1,247	1,459
Short term loans from financial institutions	-	-	-
Contract liabilities	104	300	622
ESA advance payments	4,819	5,966	5,800
Prepayment from customer	25,071	11,448	12,176
Lease liabilities	715	1,017	1,021
Other accounts payable and accrued expenses	5,041	7,649	7,843
FPA Derivative ST	1,504	-	-
Related parties	336	208	408
Total current liabilities	39,541	27,835	29,329

NON-CURRENT LIABILITIES:
Long term loans from financial institutions	61,933	50,740	54,926
Lease liabilities	1,859	2,354	2,280
Derivatives instruments liabilities	312	866	20,305
Liability for royalties payable	1,138	1,506	1,107
Derivatives FPA	12,100	-	-
Total non-current liabilities	77,342	55,466	78,618

SHAREHOLDERS’ DEFICIT:
Share Capital	-	-	-
Share Premium	448,481	53,973	446,488
Capital reserves	3,845	5,800	3,498
Accumulated deficit	(541,639)	(104,668)	(481,608)
Total shareholders’ deficit	(89,313)	(44,895)	(31,622)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	27,570	38,406	76,325

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(in thousands of USD)

	Nine months ended
	September 31,
	2023	2022

Revenues:
Development services and preproduction	6,357	6,478
Sale of products	2,529	328
Total revenues	8,886	6,806

Cost of sales and services:
Development services and preproduction	3,213	2,862
Sale of products	1,154	202
Total cost of sales and services	4,367	3,064

Gross profit	4,519	3,742

Research and development expenses, net	25,114	13,346
Selling and marketing expenses	1,847	1,699
General and administrative expenses	5,614	5,537
Loss from operations	(28,056)	(16,840)

Finance income	53	-
Finance expenses	(31,804)	(9,796)
Other income	-	5,865
Company's share in the loss of a company accounted by equity method, net	(193)	(79)
Loss before income taxes	(60,000)	(20,850)
Income taxes	-	-
Loss for the period	(60,000)	(20,850)

Other comprehensive income (loss) net of tax:
Items that will or may be reclassified to profit or loss:
Exchange gain (loss) arising on translation of foreign operations	317	4,744
Total comprehensive loss for the period	(59,683)	(16,106)

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

SATIXFY COMMUNICATIONS LTD.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of USD)

	Nine months ended
	September 30,
	2023	2022
Cash flows from operating activities:
Loss for the year	(60,000)	(20,850)
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	901	1,084
Company's share in the loss of a company accounted by equity method, net	193	79
Finance expenses on loans	6,593	341
Change in the fair value of derivatives	24,437	(192)
Share based payments	1.966	398
Decrease (Increase) in trade accounts receivable	186	(1,746)
Decrease (Increase) in contract assets	(304)	1,131
Increase in inventory	(177)	(304)
Increase (Decrease) in other current assets	1,750	(3,386)
Increase in trade payables	464	(6.656)
Increase in ESA prepayments	(1,092)	(8,267)
Increase in other accounts payable and accrued expenses	(3,458)	676
Increase in prepayments from customers	12,995	10,307
Increase (decrease) in liability for royalties payable	32	325
Net cash used in operating activities	(15,514)	(27,060)

Cash flows from investing activities
Decrease (Increase) in long-term bank deposit	3	(8)
Purchase of property and equipment	(86)	(515)
Net cash used in investing activities	(83)	(523)

Cash flows from financing activities
Receipt of long-term loans from a financial institution	-	52,837
Repayment of loan to shareholder	-	(5,000)
Repayment of loans from banks	-	(13,818)
Repayment of royalty liability	-	(188)
Payments of lease liabilities	(454)	(816)
Issuance of shares (FPA)	10,026	5,056
Option exercises to shares by employees	26	-
Net cash provided by financing activities	9,598	38,071
Increase (decrease) in cash and cash equivalents	(5,999)	10,488
Cash and cash equivalents balance at the beginning of the year	11,934	3,854
Effect of changes in foreign exchange rates on cash and cash equivalents	255	4,465
Cash and cash equivalents balance at the end of the year	6,190	18,807